27 July 2023

RESULTS FOR THE SIX MONTHS TO 30 JUNE 2023

RELX, the global provider of information-based analytics and decision tools, reports results for the first half of 2023 and reaffirms the full year outlook.

First half highlights

➢Revenue £4,499m (£3,969m), underlying growth +8%
➢Adjusted operating profit £1,486m (£1,239m), underlying growth +16%
➢Adjusted profit before tax £1,350m (£1,163m), constant currency growth +12%
➢Adjusted EPS 56.2p (47.2p), constant currency growth +14%
➢Reported operating profit £1,308m (£1,081m)
➢Reported profit before tax £1,137m (£998m)
➢Reported EPS 46.0p (39.5p)
➢Interim dividend 17.0p (15.7p) +8%
➢Net debt/EBITDA 2.2x; adjusted cash flow conversion 95%
➢Completed two acquisitions for a total consideration of £111m
➢Completed £550m of the previously announced £800m share buyback

Full year outlook

➢As we enter the second half, momentum remains strong across the group, and we expect underlying growth rates in revenue and adjusted operating profit to remain above historical trends, driving another year of strong growth in adjusted earnings per share on a constant currency basis.

Chief Executive Officer, Erik Engstrom, commented:

“RELX delivered strong revenue and profit growth in the first half of 2023. The improving long-term growth trajectory continues to be driven by the ongoing shift in business mix towards higher growth analytics and decision tools that deliver enhanced value to our customers across market segments.”

“By embracing artificial intelligence technologies for well over a decade we have been able to develop and deploy these analytics and decision tools across the company, and we believe that our ability to leverage AI, as it evolves, will continue to be an important driver of our business going forward.”

“In recognition of our strong cash flow and financial position we have announced an 8% increase in the interim dividend to 17.0p.”

ENQUIRIES:	Colin Tennant (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724

RELX 2023 I Interim Results  2

Operating and financial review

Revenue £4,499m (£3,969m); underlying growth +8%: Electronic revenue, representing 84% of the total, grew +7%, with a further recovery in face-to-face activity more than offsetting the print drag, bringing the overall group underlying revenue growth rate to +8%.

Adjusted operating profit £1,486m (£1,239m); underlying growth +16%: Our strategy of driving continuous process innovation to manage cost growth below revenue growth, together with the recovery in face-to-face activity, resulted in an improvement in the group adjusted operating margin to 33.0% (31.2%).

Reported operating profit £1,308m (£1,081m): Reported operating profit includes amortisation of acquired intangible assets of £143m (£143m).

Adjusted profit before tax £1,350m (£1,163m); constant currency growth +12%: the adjusted net interest expense increased to £136m (£76m). The average interest rate on gross debt was 4.2% (2.3%).

Reported profit before tax £1,137m (£998m) Reported profit before tax includes a loss on disposal-related items of £35m (£5m). Reported net interest was £136m (£78m).

Tax: The adjusted tax charge was £284m (£255m). The adjusted effective tax rate was 21.0% (21.9%), with the current period benefitting from non-recurring tax credits. The reported tax charge was £264m (£238m).

Adjusted EPS 56.2p (47.2p) +19%; constant currency growth +14%.

Reported EPS 46.0p (39.5p)

Dividend: We are declaring an interim dividend of 17.0p (15.7p), an increase of +8%, returning dividend cover to 2.0x on a 12 month trailing basis.

Net debt/EBITDA 2.2x (2.3x): Net debt at 30 June 2023 was £6.9bn (£6.9bn). Adjusted cash flow conversion was 95% (103%), in line with historical trends.

Portfolio development: In the first half of 2023 we completed two small acquisitions, for a total consideration of £111m, and one small disposal.

Share buybacks: Of the previously announced £800m share buybacks, £550m was completed in the first half. A further £50m has been completed since 1 July, and the remaining £200m will be deployed before the end of the year.

Environmental, social and governance (ESG) recognition: In 2023, RELX achieved a AAA MSCI ESG rating for an eighth consecutive year; maintained its first place sector ranking on ESG by Sustainalytics; placed fifth in the Responsibility100 Index, which measures FTSE 100 companies against the UN Sustainable Development Goals; and was a constituent of the Bloomberg Gender Equality Index for a fifth consecutive year.

RELX 2023 I Interim Results  3

Operating and financial review

RELX FINANCIAL SUMMARY

	Six months ended 30 June
Adjusted figures	2022 £m	2023 £m	Change	Change at constant currencies	Change underlying
Revenue	3,969	4,499	+13%	+9%	+8%
Operating profit	1,239	1,486	+20%	+15%	+16%
Operating margin	31.2%	33.0%
Net interest expense	(76)	(136)
Profit before tax	1,163	1,350	+16%	+12%
Tax charge	(255)	(284)
Net profit attributable to shareholders	909	1,067	+17%	+13%
Cash flow	1,280	1,408	+10%	+4%
Cash flow conversion	103%	95%
Earnings per share	47.2p	56.2p	+19%	+14%

Dividend	2022	2023	Change
Ordinary dividend per share	15.7p	17.0p	+8%

Reported figures	2022 £m	2023 £m	Change
Revenue	3,969	4,499	+13%
Operating profit	1,081	1,308	+21%
Profit before tax	998	1,137	+14%
Net profit attributable to shareholders	761	874	+15%
Net margin	19.2%	19.4%
Net debt	6,932	6,883
Earnings per share	39.5p	46.0p	+16%

RELX uses adjusted figures as additional performance measures. Adjusted figures primarily exclude the amortisation of acquired intangible assets and other items related to acquisitions and disposals, and the associated deferred tax movements. Underlying growth rates are calculated at constant currencies, excluding the results of acquisitions until twelve months after purchase, and excluding the results of disposals and assets held for sale. Underlying revenue growth rates also exclude exhibition cycling, and timing effects. Constant currency growth rates are based on 2022 full-year average and hedge exchange rates.

Disclaimer regarding forward-looking statements

This announcement contains forward‐looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to risks and uncertainties that could cause actual results or outcomes of RELX PLC (together with its subsidiaries, “RELX”, “we” or “our”) to differ materially from those expressed in any forward‐looking statement. We consider any statements that are not historical facts to be “forward‐looking statements”. The terms “outlook”, “estimate”, “forecast”, “project”, “plan”, “intend”, “expect”, “should”, “could”, “will”, “believe”, “trends” and similar expressions may indicate a forward‐looking statement. Important factors that could cause actual results or outcomes to differ materially from estimates or forecasts contained in the forward‐looking statements include, among others: compromises of RELX cyber security systems or other unauthorised access to our databases; regulatory and other changes regarding the collection, transfer or use of third‐party content and data; changes in law and legal interpretations affecting RELX intellectual property rights and internet communications; current and future geopolitical, economic and market conditions; changes in economic cycles, communicable disease epidemics or pandemics, severe weather events, natural disasters and terrorism; changes in tax laws and uncertainty in their application; changes in the payment model for RELX products; competitive factors in the industries in which RELX operates and demand for RELX products and services; failure of third parties to whom RELX has outsourced business activities; breaches of generally accepted ethical business standards or applicable laws; significant failure or interruption of RELX systems; inability to realise the future anticipated benefits of acquisitions; inability to retain high-quality employees and management; exchange rate fluctuations and other risks referenced from time to time in the filings of RELX PLC with the US Securities and Exchange Commission. You should not place undue reliance on these forward‐looking statements, which speak only as of the date of this announcement. Except as may be required by law, we undertake no obligation to publicly update or release any revisions to these forward‐looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events.

RELX 2023 I Interim Results  4

Operating and financial review

BUSINESS AREA ANALYSIS

	Six months ended 30 June
	2022 £m	2023 £m	Change	Change at constant currencies	Change underlying
REVENUE
Risk	1,387	1,565	+13%	+8%	+8%
Scientific, Technical & Medical	1,346	1,476	+10%	+4%	+4%
Legal	842	913	+8%	+5%	+6%
Exhibitions	394	545	+38%	+36%	+27%
Total	3,969	4,499	+13%	+9%	+8%
ADJUSTED OPERATING PROFIT
Risk	520	587	+13%	+7%	+9%
Scientific, Technical & Medical	500	550	+10%	+4%	+4%
Legal	165	182	+10%	+6%	+7%
Exhibitions	59	173	+193%	+189%	+194%
Unallocated central costs and other operating items	(5)	(6)
Total	1,239	1,486	+20%	+15%	+16%

Underlying growth rates are calculated at constant currencies, excluding the results of acquisitions until twelve months after purchase, and excluding the results of disposals and assets held for sale. Underlying revenue growth rates also exclude exhibition cycling, and timing effects. Constant currency growth rates are based on 2022 full-year average and hedge exchange rates.

RELX 2023 I Interim Results  5

Operating and financial review

Risk

	Six months ended 30 June
	2022 £m	2023 £m	Change	Change at constant currencies	Change underlying
Revenue	1,387	1,565	+13%	+8%	+8%
Adjusted operating profit	520	587	+13%	+7%	+9%
Adjusted operating margin	37.5%	37.5%

99% of revenue electronic

Strong fundamentals driving underlying revenue growth.

Underlying revenue growth of +8% continues to be driven by our deeply embedded analytics and decision tools across segments.

Underlying adjusted operating profit growth was slightly ahead of underlying revenue growth, with the adjusted operating margin stable after portfolio changes and currency effects.

In Business Services, which represents around 45% of divisional revenue, growth continued to be driven by Financial Crime Compliance and digital Fraud & Identity solutions. Other segments have seen some strengthening towards the end of the period.

In Insurance, which represents just under 40% of divisional revenue, strong growth reflected the improvement in business momentum seen throughout the prior year. New sales continued to grow strongly, and market factors, including shopping activity, have remained strong.

Specialised Industry Data Services, which represents just over 10% of divisional revenue, delivered strong growth, particularly in Commodity Intelligence and Aviation.

In Government, growth continued to be driven by the development and roll-out of analytics and decision tools.

Full year outlook: We expect another year of strong underlying revenue growth, in line with historical trends, with underlying adjusted operating profit growth broadly matching underlying revenue growth.

RELX 2023 I Interim Results  6

Operating and financial review

Scientific, Technical & Medical

	Six months ended 30 June
	2022 £m	2023 £m	Change	Change at constant currencies	Change underlying
Revenue	1,346	1,476	+10%	+4%	+4%
Adjusted operating profit	500	550	+10%	+4%	+4%
Adjusted operating margin	37.1%	37.3%

91% of revenue electronic

Further development of analytics driving underlying revenue growth.

Underlying revenue growth of +4% continues to be driven by the evolution of the business mix, with higher growth segments representing an increasing proportion of divisional revenue.

Underlying adjusted operating profit growth was +4%, in line with underlying revenue growth, with a small increase in adjusted operating margin after portfolio changes and currency effects.

Databases, Tools & Electronic Reference and corporate Primary Research, which together represent around 45% of divisional revenue, continued to deliver strong growth, driven by content development and further evolution of higher value-add analytics and decision tools.

In Primary Research academic & government segments, which also represent around 45% of divisional revenue, article submissions returned to strong growth, with pay-to-publish open access articles continuing to grow particularly strongly.

Full year outlook: We expect underlying revenue growth to remain above historical trends, with underlying adjusted operating profit growth slightly exceeding underlying revenue growth.

RELX 2023 I Interim Results  7

Operating and financial review

Legal

	Six months ended 30 June
	2022 £m	2023 £m	Change	Change at constant currencies	Change underlying
Revenue	842	913	+8%	+5%	+6%
Adjusted operating profit	165	182	+10%	+6%	+7%
Adjusted operating margin	19.6%	19.9%

90% of revenue electronic

Further improvement in underlying revenue growth driven by legal analytics.

Underlying revenue growth improved to +6%, driven by the continuing shift in business mix towards higher growth legal analytics.

Underlying adjusted operating profit growth was +7%, with underlying cost growth below underlying revenue growth, leading to a continued improvement in adjusted operating margin, with portfolio changes and currency effects neutral to margin.

Law firms & corporate legal markets, which account for over 60% of divisional revenue, saw strong growth. Lexis+, our integrated platform with market leading analytics, leveraging extractive AI functionality, continues to see increasing customer adoption and usage across markets. In May we held customer previews of Lexis+ AI, our new platform, leveraging generative AI functionality.

Government & Academic, which accounts for around 20% of divisional revenue, and News & Business, just under 10% of divisional revenue, both delivered good growth.

Renewals and new sales remain strong across all key segments.

Full year outlook: We expect continued strong underlying revenue growth, with underlying adjusted operating profit growth continuing to exceed underlying revenue growth.

RELX 2023 I Interim Results  8

Operating and financial review

Exhibitions

	Six months ended 30 June
	2022 £m	2023 £m	Change	Change at constant currencies	Change underlying
Revenue	394	545	+38%	+36%	+27%
Adjusted operating profit	59	173	+193%	+189%	+194%
Adjusted operating margin	15.0%	31.7%

8% of revenue electronic

Underlying revenue growth rates exclude exhibition cycling and timing effects

Strong revenue growth and a recovery in profitability.

Strong revenue growth was driven by a significant increase in face-to-face activity with exhibition venues now reopened across all geographies.

The strength of the recovery continued to improve through the first half, varying somewhat by geography, with average like-for-like event revenue across the portfolio running ahead of pre-pandemic levels by the end of the period.

We continue to make good progress on digital initiatives, with increased exhibitor usage of a growing range of digital tools that support our physical events.

The improvement in profitability reflects the increased activity levels and a lower cost structure for the streamlined event portfolio.

Full year outlook: We expect a year of strong underlying revenue growth. The operating result will continue to benefit from the structurally lower cost base, with full year adjusted operating margin now expected to be above pre-pandemic levels.

RELX 2023 I Interim Results  9

Operating and financial review

FINANCIAL REVIEW: REPORTED AND ADJUSTED FIGURES

	Six months ended 30 June
Adjusted figures	2022 £m	2023 £m	Change	Change at constant currencies	Change underlying
Revenue	3,969	4,499	+13%	+9%	+8%
Operating profit	1,239	1,486	+20%	+15%	+16%
Operating margin	31.2%	33.0%
Net Interest expense	(76)	(136)
Profit before tax	1,163	1,350	+16%	+12%
Tax charge	(255)	(284)
Net profit attributable to shareholders	909	1,067	+17%	+13%
Cash flow	1,280	1,408	+10%	+4%
Cash flow conversion	103%	95%
Earnings per share	47.2p	56.2p	+19%	+14%

Dividend	2022	2023	Change
Ordinary dividend per share	15.7p	17.0p	+8%

Reported figures	2022 £m	2023 £m	Change
Revenue	3,969	4,499	+13%
Operating profit	1,081	1,308	+21%
Profit before tax	998	1,137	+14%
Net profit attributable to shareholders	761	874	+15%
Net margin	19.2%	19.4%
Net debt	6,932	6,883
Earnings per share	39.5p	46.0p	+16%

The RELX condensed consolidated financial information is presented in sterling. Summary financial information is presented in euros and US dollars on pages 33 and 34 respectively.

RELX uses adjusted and underlying figures as additional performance measures. Adjusted figures primarily exclude the amortisation of acquired intangible assets and other items related to acquisitions and disposals, and the associated deferred tax movements. Reconciliations between the reported and adjusted figures are set out on page 32. Underlying growth rates are calculated at constant currencies, excluding the results of acquisitions until twelve months after purchase, and excluding the results of disposals and assets held for sale. Underlying revenue growth rates also exclude exhibition cycling, and timing effects. Constant currency growth rates are based on 2022 full-year average and hedge exchange rates.

Revenue

Underlying revenue growth was 8%, with all four market segments contributing to underlying growth. The underlying growth rate reflects strong growth in electronic and face-to-face revenues, partially offset by continued print revenue declines. Risk continued to deliver strong growth, STM maintained its improved growth, and Legal growth continued to improve. Exhibitions saw strong growth in revenue due to higher activity levels.

Acquisitions and disposals together had a broadly neutral impact on revenue, while exhibition cycling effects had a positive impact, giving revenue growth at constant currency of 9%. The impact of currency movements was to increase revenue growth by 4%. Reported revenue including the effects of exhibition cycling and currency movements was £4,499m (2022: £3,969m).

RELX 2023 I Interim Results  10

Operating and financial review

Profit

Underlying growth in adjusted operating profit was 16%, with growth in each of Risk, STM and Legal in line with or ahead of revenue growth, and the improvement in profitability in Exhibitions reflecting the increased activity levels and a lower cost structure.

Acquisitions and disposals combined had a small negative impact on adjusted operating profit growth, giving growth at constant currency of 15%. Currency effects increased adjusted operating profit by 5%. Total adjusted operating profit, including the impact of acquisitions and disposals and currency effects, was £1,486m (2022: £1,239m).

The overall adjusted operating margin was 33.0% (2022: 31.2%). On an underlying basis, including cycling effects, the margin improved by 2.1 percentage points with portfolio changes reducing margin by 0.3 percentage points and currency being neutral on margin.

Reported operating profit was £1,308m (2022: £1,081m) up 21%, primarily reflecting the increase in adjusted operating profit.

Adjusted net interest expense was £136m (2022: £76m), with the increase reflecting higher average interest rates and currency translation effects.

Adjusted profit before tax was £1,350m (2022: £1,163m), up 16%. Reported profit before tax was £1,137m (2022: £998m) up 14%, reflecting the improvement in reported operating profit, the higher interest expense and an impairment charge for some assets held for sale.

The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures, was £143m (2022: £143m).

Acquisition-related costs were £28m (2022: £14m), higher than the prior period due to timing of integration activity.

The adjusted tax charge was £284m (2022: £255m). The adjusted effective tax rate was 21.0% (2022: 21.9%), benefitting from non-recurring tax credits arising from the resolution of certain historical tax matters.

The adjusted tax charge excludes movements in deferred taxation assets and liabilities related to goodwill and acquired intangible assets but includes the benefit of tax amortisation where available on those items. Adjusted operating profits and taxation are grossed up for the equity share of taxes in joint ventures.

The application of tax law and practice is subject to some uncertainty and amounts are provided in respect of this. Discussions with tax authorities relating to cross-border transactions and other matters are ongoing. Although the outcome of open items cannot be predicted, no significant impact on profitability is expected.

The reported tax charge was £264m (2022: £238m), including tax associated with the amortisation of acquired intangible assets, disposals and other non-operating items.

The adjusted net profit attributable to RELX PLC shareholders was £1,067m (2022: £909m), up 13% at constant currency and up 17% after changes in exchange rates. Adjusted earnings per share was up 14% at constant currency, and after changes in exchange rates was up 19% at 56.2p (2022: 47.2p).

RELX 2023 I Interim Results  11

Operating and financial review

The reported net profit attributable to RELX PLC shareholders was £874m (2022: £761m) up 15%. Reported earnings per share was 46.0p (2022: 39.5p) up 16%.

Cash flows

	Six months ended 30 June
	2022	2023
	£m	£m
Conversion of adjusted operating profit into cash
Adjusted operating profit	1,239	1,486
Depreciation and other amortisation	228	250
EBITDA	1,467	1,736
Capital expenditure	(192)	(227)
Repayment of lease principal (net)*	(39)	(36)
Working capital and other items	44	(65)
Adjusted cash flow	1,280	1,408
Adjusted cash flow conversion	103%	95%

*Net of sublease receipts.

Adjusted cash flow was £1,408m (2022: £1,280m), up 10% compared with the prior period. The rate of conversion of adjusted operating profit to adjusted cash flow was 95% (2022: 103%).

Capital expenditure was £227m (2022: £192m), including £214m (2022: £179m) in respect of capitalised development costs, reflecting sustained investment in new products. Capital expenditure was 5.0% (2022: 4.8%) of revenue and excludes pre-publication costs of £47m (2022: £40m) that were capitalised as current assets and principal lease repayments under IFRS 16 of £36m (2022: £39m). Depreciation and other amortisation charged within adjusted operating profit was £250m (2022: £228m). This includes amortisation of internally developed intangible assets of £161m (2022: £142m) and depreciation of property, plant and equipment of £21m (2022: £23m) which combined represent 4.0% (2022: 4.2%) of revenue.

	Six months ended 30 June
	2022	2023
	£m	£m

Adjusted cash flow	1,280	1,408
Cash interest paid	(76)	(128)
Cash tax paid*	(278)	(320)
Acquisition-related items and exceptional costs	(37)	(32)
Free cash flow	889	928

* Net of cash tax relief on acquisition-related items and including cash tax impact of disposals.

Interest paid (net) was £128m (2022: £76m) as a result of higher interest expense in the period. Tax paid of £320m (2022: £278m) was higher than the income statement tax charge, with the difference reflecting timing of tax payments.

RELX 2023 I Interim Results  12

Operating and financial review

	Six months ended 30 June
	2022	2023
	£m	£m
Reconciliation of net debt
Net debt at 1 January	(6,017)	(6,604)
Free cash flow	889	928
Acquisitions: total consideration	(342)	(111)
Dividends	(682)	(738)
Share repurchases	(300)	(550)
Purchase of shares by the Employee Benefit Trust	(50)	(50)
Other*	15	31
Currency translation	(445)	211
Movement in net debt	(915)	(279)
Net debt at 30 June	(6,932)	(6,883)

* Includes share option exercise proceeds, leases, disposals and acquisition timing effects.

Total consideration on two acquisitions completed in the period was £111m (2022: £342m). Cash spent on acquisitions including deferred consideration of £19m (2022: £17m) on past acquisitions and venture capital investments of £2m (2022: £4m) was £112m (2022: £358m).

Share repurchases in the first half were £550m (2022: £300m). Further details are provided below. Proceeds from the exercise of share options were £22m (2022: £13m).

Debt

Net debt at 30 June 2023 was £6,883m, an increase of £279m since 31 December 2022. The majority of our borrowings are denominated in US dollars and euros, and as sterling was stronger against the US dollar and euro at the end of the period, our net borrowings decreased when translated into sterling. Excluding currency translation effects, net debt increased by £490m. Expressed in US dollars, net debt at 30 June 2023 was $8,741m, an increase of $750m since 31 December 2022.

Gross debt of £6,798m (31 December 2022: £6,730m) is comprised of bank and bond borrowings of £6,643m (31 December 2022: £6,548m) and lease liabilities under IFRS 16 of £155m (31 December 2022: £182m). The fair value of related derivative liabilities was £188m (31 December 2022: £213m), finance lease receivables totalled £4m (31 December 2022: £5m) and cash and cash equivalents totalled £99m (31 December 2022: £334m). In aggregate, these give the net debt figure of £6,883m (31 December 2022: £6,604m).

The effective interest rate on gross bank and bond borrowings was 4.2% in the first half of 2023 (2022: 2.3%). As at 30 June 2023, gross bank and bond borrowings had a weighted average life remaining of 4.5 years and a total of 55% of them were at fixed rates, after taking into account interest rate derivatives. The ratio of net debt (including pensions) to EBITDA (adjusted earnings before interest, tax, depreciation and amortisation) for the twelve months to 30 June 2023 was 2.2x (31 December 2022: 2.1x), calculated in US dollars. Excluding pensions, the ratio was 2.2x (31 December 2022: 2.1x).

Pensions

At 30 June 2023, there was a net negative accounting balance (pension assets less pension obligations) of £5m, in comparison to a net negative position of £55m as at 31 December 2022. The decline in the net accounting balance is primarily due to rising interest rates which has resulted in higher discount rates being applied to value future pension obligations.

RELX 2023 I Interim Results  13

Operating and financial review

Liquidity

In June 2023, €750m of euro denominated term debt was issued with a coupon of 3.75% and a maturity of eight years. The Group has ample liquidity and access to debt capital markets, providing the ability to repay or refinance debt as it matures and to fund ongoing requirements. This includes access to a $3bn committed bank facility which provides security of funding for short-term debt, and which is undrawn. In March 2023 the maturity date of the facility was extended to April 2026.

Alternative performance measures

RELX uses a range of alternative performance measures (APMs) in the reporting of financial information, which are not defined by generally accepted accounting principles (GAAP) such as IFRS. These APMs are used by the Board and management as they believe they provide relevant information in assessing the Group’s performance, position and cash flows, enable investors to track more clearly the core operational performance of the Group, and provide a clear basis for assessing RELX’s ability to raise debt and invest in new business opportunities.

Management also uses these financial measures, along with IFRS financial measures, in evaluating the operating performance of the Group as a whole and of the individual business areas. These measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. The measures may not be directly comparable to similarly reported measures by other companies. Definitions of alternative performance measures can be found on pages 216 to 224 of the 2022 Annual Report.

Dividends and share repurchases

The interim dividend declared by the Board is 17.0p per share, an increase of 8%.

Dividend cover, based on adjusted earnings per share for the six months to 30 June 2023 is 3.3x (2022: 3.0x). Dividend cover by the reported earnings per share is 2.7x (2022: 2.5x). The dividend policy of RELX PLC is, over the longer term, to grow dividends broadly in line with adjusted earnings per share, while targeting dividend cover of at least two times. The full year dividend for 2022 was covered 1.9x by 2022 adjusted earnings per share.

During the first half of 2023, a total of 21.8m RELX PLC shares were repurchased at an average price of 2,525p. Total consideration for these repurchases was £550m (2022: £300m). A further £50m (2022: £50m) shares were purchased by the Employee Benefit Trust. As at 30 June 2023, total shares in issue, net of shares held in treasury and shares held by the Employee Benefit Trust, amounted to 1,889.3m. As at 26 July, a further 2.0m shares have been repurchased since 30 June 2023.

Corporate Responsibility

We have set meaningful corporate responsibility objectives which reflect our focus on our unique contributions to society, as well as Environmental, Social and Governance (ESG) issues more broadly. We align all our objectives to the United Nations Sustainable Development Goals (SDGs) to do our part to advance this ambitious global agenda by 2030. This includes for 2023:

-	SDG 10 (Reduced Inequalities) by expanding financial inclusion efforts in Africa and Asia-Pacific, providing improved risk information from alternative credit data

RELX 2023 I Interim Results  14

Operating and financial review

-	SDG 13 (Climate Action) through global partnerships to advance inclusive climate action, including working with the World Academy of Sciences to help women scientists in the Global South address climate change
-	SDG 16 (Peace, Justice and Strong Institutions) by advancing the United Nations Global Compact’s Framework on Inspiring Transformational Governance to promote business understanding and implementation of SDG 16
-	SDG 11 (Sustainable Cities and Communities) by progressing the Net Zero Carbon Events initiative, including by reporting the net zero pathway for events operated by Exhibitions

Among the ways we have progressed our unique contributions in the year to date is by increasing content sources on the free RELX SDG Resource Centre with special issues for UN World Oceans Day, International Day for the Elimination of Racial Discrimination, World Water Day and World Health Day. We also held our 2023 RELX SDG Inspiration Day bringing together more than 1,500 participants to discuss biodiversity featuring keynote presentations from 8th UN Secretary General Ban Ki-moon and environmentalist and UN Messenger of Peace, Dr Jane Goodall.

To advance the five year RELX Inclusion Goals we have been expanding our Women in Tech mentoring programme with additional pairings of women with tech leaders in the business. We are also working to increase the number of suppliers who are signatories to our Supplier Code and to create new opportunities to engage remote workers in RELX Cares, our global community programme.

We are continuing to decrease our environmental impact to meet our environmental targets which include reducing our Scope 1 and 2 (location-based) carbon emissions by 46% by 2025, against a 2015 baseline. Our most significant environmental impact is the environmental knowledge we disseminate through our content, solutions and events. To coincide with 2023 Earth Day in April, we released 114 articles and book chapters on the RELX SDG Resource Centre.

Key corporate responsibility data can be found on page 31 of the 2022 Annual Report available on our website at www.relx.com. In addition, our Taskforce on Climate-related Financial Disclosures statement in the Corporate Responsibility Report, on page 73 of the 2022 Annual Report, outlines how we are assessing risks and progressing opportunities related to climate change.

PRINCIPAL AND EMERGING RISKS

RELX has established a well-embedded risk management framework based on the Internal Control-Integrated Framework (2013) by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). Through this framework risks are identified, assessed, mitigated, and monitored in an effective and consistent way across the businesses.

Consideration of current and emerging risks

Our risk management process considers the likelihood and impact of risks, the timeline over which a risk could arise, the direction in which risks are trending and the effectiveness of our mitigation efforts. In addition to consideration of current risks, we also identify emerging risks which could impact our business in the next 3-5 years. Examples of emerging risks include evolving privacy laws across global jurisdictions and data localisation requirements. We mitigate these risks by maintaining a dialogue with regulatory authorities and ensuring a robust data privacy and governance structure. Another set of emerging risks are climate related risks which are further described on pages 73 to 78 of the Corporate Responsibility section of the 2022 Annual Report.

RELX 2023 I Interim Results  15

Operating and financial review

Data privacy

Our businesses rely extensively upon content and data from external sources. Data is obtained from public records, governmental authorities, publicly available information and media, customers, end users and other information companies, including competitors. Changes in data privacy legislation, regulation, and/or enforcement could impact our ability to collect and utilise data, potentially affecting the effectiveness of our products. Failure or perceived failure to comply with requirements for proper collection, use, storage and transfer of data, by ourselves, or our third-party service providers, may damage our reputation, divert time and effort of management and other resources, and expose us to risk of loss, fines and penalties, litigation and increased regulation.

Intellectual property rights

Our products and services include and utilise intellectual property. We rely on trademark, copyright, patent, trade secret and other intellectual property laws to establish and protect our proprietary rights in this intellectual property. There is a risk that our proprietary rights could be challenged, limited, invalidated, infringed or circumvented, which may impact demand for and pricing of our products and services. Copyright laws are subject to national legislative initiatives, as well as cross-border initiatives such as those from the European Commission and increased judicial scrutiny in several jurisdictions in which we operate. This creates additional challenges for us in protecting our proprietary rights in content delivered through the internet and electronic platforms.

Geopolitical, economic and market conditions

Demand for our products and services, and our ability to operate internationally, may be adversely impacted by geopolitical, economic and market conditions beyond our control. These include acts of war and civil unrest; political conflicts and tensions; international sanctions; the impact of the effect of changes in inflation and interest rates in major economies; trading relations between the United States, Europe, China and other major economies; as well as levels of government and private funding for our markets.

Payment model evolution

Traditionally, our Scientific, Technical & Medical (STM) primary research content publishing business has operated on a pay to read model, where readers or their institutions, as users of the content pay, and authors publish for free. Over time, an alternative model has gained traction where authors or their institutions or funding bodies prefer to pay to publish their research, so it is freely available to read. The latter model is commonly referred to as Open Access. There is continued debate in government, academic and library communities regarding the payment models and the extent to which research content should be freely available to read, either immediately on publication or in some form after a period following publication. Changes in customer choice or regulation in this area could impact the mix and overall level of revenue generated by our primary research publishing business.

Customer acceptance of our products

Our businesses are dependent on the continued demand by our customers for our products and services and the value placed on them. They operate in highly competitive and dynamic markets, and the means of delivery, customer demand for, and the products and services themselves, continue to change in response to technological innovations, such as the use of artificial intelligence, legislative and regulatory changes, the entrance of new competitors, and other factors. Failure to anticipate and quickly adapt to these changes, or to deliver enhanced value to our customers, could impact demand for our products and services and consequently adversely affect our revenue or the long-term returns from our investment in higher value add information-based analytics and decision tools.

RELX 2023 I Interim Results  16

Operating and financial review

Acquisitions

We supplement our organic development with selected acquisitions. If we are unable to generate the anticipated benefits such as revenue growth and/or cost savings associated with these acquisitions, it could adversely affect return on invested capital and financial condition or lead to an impairment of goodwill or intangibles.

Cyber security

Our businesses maintain and use online databases and platforms delivering our products and services, which we rely on, and provide data to third parties, including customers and service providers. These databases and information are a target for compromise and face a risk of unauthorised access and use by unauthorised parties including through cyber, ransomware and phishing attacks on us or our third-party service providers.

Our cyber security measures, and the measures used by our third-party service providers, may not detect or prevent all attempts to compromise our systems, which may jeopardise the security of the data we maintain or may disrupt our systems. Failures of our cyber security measures could result in unauthorised access to our systems, misappropriation of our or our users’ data, deletion or modification of stored information or other interruption to our business operations. As techniques used to obtain unauthorised access to or to sabotage systems change frequently and may not be known until launched against us or our third-party service providers, we may be unable to anticipate or implement adequate measures to protect against these attacks and our service providers and customers may likewise be unable to do so.

Compromises of our or our third-party service providers’ systems, could adversely affect our financial performance, damage our reputation and expose us to risk of loss, fines and penalties, litigation and increased regulation.

Face-to-face events

Face-to-face events are susceptible to economic cycles, communicable diseases, severe weather events and other natural disasters, terrorism and assignment of venues to alternative uses. Each or any of these may impact exhibitors’ and visitors’ desire and ability to travel in person to events and the availability of event venues. These factors each have the potential to reduce revenues, increase the costs of organising events and adversely affect cash flows and reputation.

Supply chain dependencies

Our organisational and operational structures depend on suppliers including outsourced and offshored functions, as well as cloud service, software, and large language model providers. Poor performance, failure or breach of third parties to whom we have contracted could adversely affect our business performance, reputation and financial condition.

We source content to enable information solutions for our professional customers. The disruption or loss of data sources, either because of data localisation regulations, or because data suppliers decide not to supply them, may impose limits on our collection and use of certain kinds of information and our ability to communicate, offer or make such information available or useful to our customers.

RELX 2023 I Interim Results  17

Operating and financial review

Technology and business resilience

Our businesses are dependent on electronic platforms and networks, primarily the internet, for delivery of our products and services. These could be adversely affected if our electronic delivery platforms, networks or supporting infrastructure experience a significant failure or interruption. Climate change may increase the intensity and frequency of severe weather events which increases the risk of significant failure.

Talent

The implementation and execution of our strategies and business plans depend on our ability to recruit, motivate, develop and retain a diverse population of skilled employees and management. We compete globally and across business sectors for diverse, talented management and skilled individuals, particularly those with technology and data analytics capabilities. An inability to recruit, motivate or retain such people could adversely affect our business performance.

Tax

Our businesses operate globally, and our profits are subject to taxation in many different jurisdictions and at differing tax rates. Tax laws that currently apply to our businesses may be amended by the relevant authorities or interpreted differently by them, and these changes could adversely affect our reported results.

Treasury

The RELX PLC condensed consolidated financial statements are expressed in pounds sterling and are subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than sterling. The United States is our most important market and, accordingly, significant fluctuations in the US dollar exchange rate could significantly affect our reported results. We also earn revenues and incur costs in a range of other currencies, including the euro and the yen, and significant fluctuations in these exchange rates could also significantly impact our reported results.

Macroeconomic, political and market conditions may adversely affect the availability and terms of short and long-term funding, volatility of interest rates, the credit quality of our counterparties, currency exchange rates and inflation. The majority of our outstanding debt instruments are, and any of our future debt instruments may be, publicly rated by independent rating agencies. Our borrowing costs and access to capital may be adversely affected if the credit ratings assigned to our debt are downgraded.

Pensions

We operate a number of pension schemes around the world, including local versions of the defined benefit type in the UK and the United States. The US scheme is closed to future accruals. The UK scheme has been closed to new hires since 2010. The members who continue to accrue benefits now represent a small and reducing portion of the overall UK based workforce. The assets and obligations associated with these pension schemes are sensitive to changes in the market values of the scheme’s investments and the market-related assumptions used to value scheme liabilities. Adverse changes to asset values, discount rates, longevity assumptions or inflation could increase funding requirements.

RELX 2023 I Interim Results  18

Operating and financial review

Ethics

As a global provider of professional information solutions we, our employees and major suppliers are expected to adhere to high standards of integrity and ethical conduct, including those related to anti-bribery and anti-corruption, fraud, sanctions, competition and principled business conduct. A breach of generally accepted ethical business standards or applicable laws could adversely affect our business performance, reputation and financial condition.

RELX 2023 I Interim Results  19

Condensed consolidated financial information

Condensed consolidated income statement

Year ended 31 December			Six months ended 30 June
2022			2022	2023
£m		Note	£m	£m
8,553	Revenue	2	3,969	4,499
(3,045)	Cost of sales		(1,404)	(1,598)
5,508	Gross profit		2,565	2,901
(1,385)	Selling and distribution costs		(642)	(718)
(1,819)	Administration and other expenses		(845)	(902)
19	Share of results of joint ventures		3	27
2,323	Operating profit		1,081	1,308
4	Finance income		3	6
(205)	Finance costs		(81)	(142)
(201)	Net finance costs		(78)	(136)
(9)	Disposals and other non-operating items		(5)	(35)
2,113	Profit before tax		998	1,137
(534)	Current tax		(296)	(288)
53	Deferred tax		58	24
(481)	Tax expense		(238)	(264)
1,632	Net profit for the period		760	873
	Attributable to:
1,634	RELX PLC shareholders		761	874
(2)	Non-controlling interests		(1)	(1)
1,632	Net profit for the period		760	873

Year ended 31 December			Six months ended 30 June
2022	Earnings per share		2022	2023
85.2p	Basic earnings per share	3	39.5p	46.0p
84.7p	Diluted earnings per share	3	39.3p	45.8p

Summary financial information is presented in euros and US dollars on pages 33 and 34 respectively.

RELX 2023 I Interim Results  20

Condensed consolidated financial information

Condensed consolidated statement of comprehensive income

Year ended 31 December			Six months ended 30 June
2022			2022	2023
£m		Note	£m	£m
1,632	Net profit for the period		760	873
	Items that will not be reclassified to profit or loss:
164	Actuarial gains on defined benefit pension schemes	6	376	42
(43)	Tax on items that will not be reclassified to profit or loss		(92)	(11)
121	Total items that will not be reclassified to profit or loss		284	31
	Items that may be reclassified subsequently to profit or loss:
427	Exchange differences on translation of foreign operations		470	(249)
(18)	Fair value movements on cash flow hedges		(44)	23
(17)	Transfer to profit from cash flow hedge reserve		(8)	10
8	Tax on items that may be reclassified to profit or loss		12	(8)
400	Total items that may be reclassified to profit or loss		430	(224)
521	Other comprehensive income/(loss) for the period		714	(193)
2,153	Total comprehensive income for the period		1,474	680
	Attributable to:
2,155	RELX PLC shareholders		1,475	681
(2)	Non-controlling interests		(1)	(1)
2,153	Total comprehensive income for the period		1,474	680

RELX 2023 I Interim Results  21

Condensed consolidated financial information

Condensed consolidated statement of cash flows

Year ended 31 December			Six months ended 30 June
2022			2022	2023
£m		Note	£m	£m
	Cash flows from operating activities
3,061	Cash generated from operations	5	1,466	1,626
(169)	Interest paid (including lease interest)		(77)	(136)
4	Interest received		1	8
(495)	Tax paid (net)		(278)	(320)
2,401	Net cash from operating activities		1,112	1,178
	Cash flows from investing activities
(394)	Acquisitions		(354)	(110)
(36)	Purchases of property, plant and equipment		(13)	(13)
(400)	Expenditure on internally developed intangible assets		(179)	(214)
(66)	Purchase of investments		(4)	(2)
–	Proceeds from disposals of property, plant and equipment		1	–
19	Gross proceeds from business disposals and sale of investments		13	4
(15)	Payments on business disposals		(9)	(6)
33	Dividends received from joint ventures		7	13
(859)	Net cash used in investing activities		(538)	(328)
	Cash flows from financing activities
(983)	Dividends paid to shareholders	4	(682)	(738)
(9)	Distributions to non-controlling interests		(1)	(2)
(101)	Increase/(decrease) in short-term debt		122	187
397	Issuance of term debt		379	658
(35)	Repayment of term debt		(33)	(569)
(79)	Repayment of leases		(40)	(37)
1	Receipts in respect of subleases		1	1
(1)	Disposal of non-controlling interest		–	–
(500)	Repurchase of ordinary shares	8	(300)	(550)
(50)	Purchase of shares by the Employee Benefit Trust	8	(50)	(50)
26	Proceeds on issue of ordinary shares		13	22
(1,334)	Net cash used in financing activities		(591)	(1,078)

208	(Decrease)/increase in cash and cash equivalents	5	(17)	(228)
	Movement in cash and cash equivalents
113	At start of period		113	334
208	(Decrease)/increase in cash and cash equivalents		(17)	(228)
13	Exchange translation differences		6	(7)
334	At end of period		102	99

RELX 2023 I Interim Results  22

Condensed consolidated financial information

Condensed consolidated statement of financial position

As at 31 December			As at 30 June
2022			2022	2023
£m		Note	£m	£m
	Non-current assets
8,388	Goodwill		8,293	8,030
3,524	Intangible assets		3,620	3,316
159	Investments in joint ventures and associates		106	168
127	Other investments		122	121
126	Property, plant and equipment		134	112
145	Right-of-use assets		153	125
5	Other receivables		13	2
146	Deferred tax assets		127	118
129	Net pension assets	6	316	169
11	Derivative financial instruments		7	13
12,760			12,891	12,174
	Current assets
309	Inventories and pre-publication costs		287	311
2,405	Trade and other receivables		1,978	1,992
21	Derivative financial instruments		20	31
334	Cash and cash equivalents		102	99
3,069			2,387	2,433
–	Assets held for sale		–	54
15,829	Total assets		15,278	14,661
	Current liabilities
4,017	Trade and other payables		3,437	3,438
33	Derivative financial instruments		31	29
870	Debt	5	942	1,534
249	Taxation		216	199
18	Provisions		36	14
5,187			4,662	5,214
	Non-current liabilities
236	Derivative financial instruments		168	184
5,860	Debt	5	5,957	5,264
590	Deferred tax liabilities		613	536
184	Net pension obligations	6	209	174
3	Other payables		4	11
15	Provisions		25	10
6,888			6,976	6,179
–	Liabilities associated with assets held for sale		–	20
12,075	Total liabilities		11,638	11,413
3,754	Net assets		3,640	3,248
	Capital and reserves
279	Share capital	8	284	280
1,517	Share premium		1,504	1,538
(414)	Shares held in treasury	8	(909)	(881)
677	Translation reserve		720	428
1,717	Other reserves		2,053	1,907
3,776	Shareholders’ equity		3,652	3,272
(22)	Non-controlling interests		(12)	(24)
3,754	Total equity		3,640	3,248

Approved by the Board of RELX PLC, on 26 July 2023.

RELX 2023 I Interim Results  23

Condensed consolidated financial information

Condensed consolidated statement of changes in equity

		Share capital	Share premium	Shares held in treasury	Translation reserve	Other reserves	Shareholders’ equity	Non- controlling interests	Total equity
	Note	£m	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January 2022		286	1,491	(876)	250	2,081	3,232	(8)	3,224
Total comprehensive income for the period		–	–	–	470	1,005	1,475	(1)	1,474
Dividends paid	4	–	–	–	–	(682)	(682)	(1)	(683)
Issue of ordinary shares, net of expenses		–	13	–	–	–	13	–	13
Repurchase of ordinary shares	8	–	–	(350)	–	–	(350)	–	(350)
Purchase of shares by the Employee Benefit Trust		–	–	(50)	–	–	(50)	–	(50)
Cancellation of shares		(2)	–	332	–	(330)	–	–	–
Increase in share based remuneration reserve (net of tax)		–	–	–	–	14	14	–	14
Settlement of share awards		–	–	35	–	(35)	–	–	–
Exchange differences on translation of capital and reserves		–	–	–	–	–	–	(2)	(2)
Balance at 30 June 2022		284	1,504	(909)	720	2,053	3,652	(12)	3,640
Balance at 1 January 2022		286	1,491	(876)	250	2,081	3,232	(8)	3,224
Total comprehensive income for the year		–	–	–	427	1,728	2,155	(2)	2,153
Dividends paid	4	–	–	–	–	(983)	(983)	(9)	(992)
Issue of ordinary shares, net of expenses		–	26	–	–	–	26	–	26
Repurchase of ordinary shares	8	–	–	(650)	–	–	(650)	–	(650)
Purchase of shares by the Employee Benefit Trust		–	–	(50)	–	–	(50)	–	(50)
Cancellation of shares		(7)	–	1,127	–	(1,120)	–	–	–
Increase in share based remuneration reserve (net of tax)		–	–	–	–	47	47	–	47
Settlement of share awards		–	–	35	–	(35)	–	–	–
Disposal of non-controlling interest		–	–	–	–	(1)	(1)	–	(1)
Exchange differences on translation of capital and reserves		–	–	–	–	–	–	(3)	(3)
Balance at 31 December 2022		279	1,517	(414)	677	1,717	3,776	(22)	3,754
Balance at 1 January 2023		279	1,517	(414)	677	1,717	3,776	(22)	3,754
Total comprehensive income for the period		–	–	–	(249)	930	681	(1)	680
Dividends paid	4	–	–	–	–	(738)	(738)	(2)	(740)
Issue of ordinary shares, net of expenses		1	21	–	–	–	22	–	22
Repurchase of ordinary shares	8	–	–	(450)	–	–	(450)	–	(450)
Purchase of shares by the Employee Benefit Trust		–	–	(50)	–	–	(50)	–	(50)
Increase in share based remuneration reserve (net of tax)		–	–	–	–	31	31	–	31
Settlement of share awards		–	–	33	–	(33)	–	–	–
Exchange differences on translation of capital and reserves		–	–	–	–	–	–	1	1
Balance at 30 June 2023		280	1,538	(881)	428	1,907	3,272	(24)	3,248

RELX 2023 I Interim Results  24

Condensed consolidated financial information

1	Basis of preparation

The shares of RELX PLC are traded on the London, Amsterdam and New York stock exchanges. RELX PLC and its subsidiaries, joint ventures and associates are together known as ‘RELX’.

The condensed consolidated financial information for the six months ended 30 June 2023 and the comparative amounts to 30 June 2022 are unaudited but have been reviewed. The financial information for the year ended 31 December 2022 has been abridged from the 2022 Annual Report, which has been filed with the UK Registrar of Companies, for which an unqualified audit report was given and did not draw attention to any matter by way of emphasis and did not contain a statement made under s498 (2) or s498 (3) of the Companies Act 2006. This summary financial information does not constitute statutory accounts as defined in s434 of the Companies Act 2006.

The condensed consolidated financial information has been prepared in accordance with UK adopted IAS 34 – Interim Financial Reporting and the accounting policies of RELX PLC. These accounting policies are in accordance with UK adopted International Financial Reporting Standards (IFRS). The accounting policies, including valuation techniques applied to fair value measurement, are the same as those set out within the relevant notes on pages 167 to 204 of the 2022 Annual Report.

The directors of RELX PLC, having made appropriate enquiries, consider that adequate resources exist for the Group to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the condensed consolidated financial information for the six months ended 30 June 2023. As part of the going concern assessment the directors considered the sufficiency of the group’s liquidity resources, including committed credit facilities, over the 18 month period to 31 December 2024.

Standards, amendments and interpretations

A number of amendments and interpretations have been issued which are not expected to have any significant impact on the accounting policies and reporting. No interpretations or amendments to IFRS effective for 2023 have had a significant impact on the RELX accounting policies or reporting in the current period.

RELX 2023 I Interim Results  25

Condensed consolidated financial information

2	Revenue, operating profit and segment analysis

RELX is a global provider of information-based analytics and decision tools for professional and business customers. Operating in four major market segments: Risk provides customers with information-based analytics and decision tools that combine public and industry-specific content with advanced technology and algorithms to assist them in evaluating and predicting risk and enhancing operational efficiency; Scientific, Technical & Medical provides information and analytics that help institutions and professionals progress science, advance healthcare and improve performance; Legal provides legal, regulatory and business information and analytics that helps customers increase their productivity, improve decision-making and achieve better outcomes; and Exhibitions is a leading global events business combining face-to-face with data and digital tools to help customers learn about markets, source products and complete transactions.

RELX’s reported segments are based on the internal reporting structure and financial information provided to the Board.

Adjusted operating profit is the key segmental profit measure used in assessing performance. Adjusted operating profit is reconciled to operating profit on pages 26 and 32.

Revenue

Year ended 31 December		Six months ended 30 June
2022		2022	2023
£m		£m	£m
	Market segment
2,909	Risk	1,387	1,565
2,909	Scientific, Technical & Medical	1,346	1,476
1,782	Legal	842	913
953	Exhibitions	394	545
8,553	Total	3,969	4,499
	Geographical market
5,101	North America	2,376	2,701
1,800	Europe	821	911
1,652	Rest of world	772	887
8,553	Total	3,969	4,499

Year ended 31 December		Six months ended 30 June
2022		2022	2023
£m		£m	£m
	Analysis of revenue by type
4,655	Subscriptions	2,204	2,455
3,898	Transactional	1,765	2,044
8,553	Total	3,969	4,499

RELX 2023 I Interim Results  26

Condensed consolidated financial information

2	Revenue, operating profit and segment analysis (continued)

Adjusted operating profit

Year ended 31 December		Six months ended 30 June
2022		2022	2023
£m		£m	£m
	Market segment
1,078	Risk	520	587
1,100	Scientific, Technical & Medical	500	550
372	Legal	165	182
162	Exhibitions	59	173
2,712	Subtotal	1,244	1,492
(29)	Unallocated central costs and other operating items	(5)	(6)
2,683	Total	1,239	1,486

Reconciliation of operating profit to adjusted operating profit

Year ended 31 December		Six months ended 30 June
2022		2022	2023
£m		£m	£m
2,323	Operating profit	1,081	1,308
	Adjustments:
296	Amortisation of acquired intangible assets including joint ventures’ share	143	143
62	Acquisition-related items	14	28
4	Reclassification of tax in joint ventures	1	7
(2)	Reclassification of finance income in joint ventures	–	–
2,683	Adjusted operating profit	1,239	1,486

Depreciation and amortisation

Year ended 31 December		Six months ended 30 June
2022		2022	2023
£m		£m	£m
	Depreciation and amortisation
294	Amortisation of acquired intangible assets	142	142
2	Share of joint ventures’ amortisation of acquired intangible assets	1	1
296	Amortisation of acquired intangible assets including joint ventures’ share	143	143
309	Amortisation of internally developed intangible assets	142	161
47	Depreciation of property, plant and equipment	23	21
63	Depreciation of right-of-use assets	30	31
72	Pre-publication costs amortisation	33	37
491	Total depreciation and other amortisation	228	250
787	Total depreciation and amortisation (including amortisation of acquired intangible assets)	371	393

RELX 2023 I Interim Results  27

Condensed consolidated financial information

3	Earnings per share

Earnings per share is calculated by taking the reported net profit attributable to RELX PLC shareholders and dividing this by the weighted average number of shares in issue.

Earnings per share

Year ended 31 December				Six months ended 30 June
2022				2022			2023
Net profit attributable to RELX PLC shareholders £m	Weighted average number of shares (millions)	EPS (pence)		Net profit attributable to RELX PLC shareholders £m	Weighted average number of shares (millions)	EPS (pence)	Net profit attributable to RELX PLC shareholders £m	Weighted average number of shares (millions)	EPS (pence)
1,634	1,918.5	85.2p	Basic earnings per share	761	1,924.6	39.5p	874	1,899.1	46.0p
1,634	1,929.3	84.7p	Diluted earnings per share	761	1,935.9	39.3p	874	1,909.7	45.8p

The diluted figures are calculated after taking account of potential additional ordinary shares arising from share options and conditional shares.

Adjusted earnings per share

Year ended 31 December				Six months ended 30 June
2022				2022			2023
Adjusted net profit attributable to RELX PLC shareholders £m	Weighted average number of shares (millions)	Adjusted EPS (pence)		Adjusted net profit attributable to RELX PLC shareholders £m	Weighted average number of shares (millions)	Adjusted EPS (pence)	Adjusted net profit attributable to RELX PLC shareholders £m	Weighted average number of shares (millions)	Adjusted EPS (pence)
1,961	1,918.5	102.2p	Adjusted earnings per share	909	1,924.6	47.2p	1,067	1,899.1	56.2p

Adjusted net profit is reconciled to net profit on page 32.

4	Dividends

The 2022 final dividend of 38.9p per ordinary share amounted to £738m based on the number of ordinary shares in issue at the ex-dividend date, excluding the RELX PLC shares held in treasury by the parent company and by the Employee Benefit Trust.

On 26 July 2023 an interim dividend of 17.0p (2022: 15.7p) per ordinary RELX PLC share was declared by the directors. The expected total cost of funding this dividend is £321m, for which no liability has been recognised at the statement of financial position date. The interim dividend will be paid on 7 September 2023, with an ex-dividend date of 3 August 2023 and a record date of 4 August 2023. The euro equivalent of the interim dividend will be announced on 24 August 2023.

Shareholders appearing on the Register of Members or holding their shares through CREST will automatically receive their dividends in Pounds Sterling but have the option to elect to receive their dividends in euro. Shareholders who hold RELX PLC shares through Euroclear Nederland (via banks and brokers) will automatically receive their dividends in euro but have the option to elect to receive their dividends in Pounds Sterling. The closing date for dividend currency elections is 21 August 2023. The closing date for elections in relation to participation in the Company’s dividend reinvestment plans is also 21 August 2023.

RELX 2023 I Interim Results  28

Condensed consolidated financial information

5	Condensed consolidated statement of cash flows

Reconciliation of operating profit to cash generated from operations

Year ended 31 December		Six months ended 30 June
2022		2022	2023
£m		£m	£m
2,323	Operating profit	1,081	1,308
(19)	Share of results of joint ventures	(3)	(27)
294	Amortisation of acquired intangible assets	142	142
309	Amortisation of internally developed intangible assets	142	161
47	Depreciation of property, plant and equipment	23	21
63	Depreciation of right-of-use assets	30	31
72	Pre-publication costs amortisation	33	37
46	Share based remuneration	25	28
831	Total non-cash items	395	420
(74)	Increase in working capital	(7)	(75)
3,061	Cash generated from operations	1,466	1,626

Reconciliation of net debt

Year ended 31 December		Six months ended 30 June
2022		2022	Cash and cash equivalents	Debt	Related derivative financial instruments	Finance lease receivable	2023
£m		£m	£m	£m	£m	£m	£m
(6,017)	At start of period	(6,017)	334	(6,730)	(213)	5	(6,604)

208	(Decrease)/increase in cash and cash equivalents	(17)	(228)	–	–	–	(228)
101	(Increase)/decrease in short-term debt	(122)	–	(187)	–	–	(187)
(397)	Issuance of term debt	(379)	–	(658)	–	–	(658)
35	Repayment of term debt	33	–	569	–	–	569
78	Repayment of leases	39	–	37	–	(1)	36
25	Changes in net debt resulting from cash flows	(446)	(228)	(239)	–	(1)	(468)
(3)	Borrowings in acquired businesses	(3)	–	–	–	–	–
(5)	Remeasurement and derecognition of leases	(1)	–	–	–	–	–
(29)	Inception of leases	(10)	–	(18)	–	–	(18)
(15)	Fair value and other adjustments to debt and related derivatives	(10)	–	(19)	15	–	(4)
(560)	Exchange translation differences	(445)	(7)	208	10	–	211
(6,604)	At end of period	(6,932)	99	(6,798)	(188)	4	(6,883)

Net debt comprises cash and cash equivalents, loan capital, lease liabilities and receivables, promissory notes, bank and other loans and derivative financial instruments that are used to hedge certain borrowings. The Group monitors net debt as part of capital and liquidity management.

RELX 2023 I Interim Results  29

Condensed consolidated financial information

5	Condensed consolidated statement of cash flows (continued)

Debt by year of repayment

As at
31 December		As at 30 June
2022		2022	Borrowings (excluding leases)	Lease liabilities	2023
£m		£m	£m	£m	£m
870	Within 1 year	942	1,475	59	1,534
1,069	Within 1 to 2 years	1,181	604	24	628
648	Within 2 to 3 years	659	641	24	665
684	Within 3 to 4 years	669	428	19	447
612	Within 4 to 5 years	446	828	11	839
2,847	After 5 years	3,002	2,667	18	2,685
5,860	After 1 year	5,957	5,168	96	5,264
6,730	Total	6,899	6,643	155	6,798

Short-term debt (comprising bank loans, overdrafts and commercial paper) was backed up at 30 June 2023 by a $3.0bn (£2.4bn) committed bank facility, maturing in 2026. At 30 June 2023, this facility was undrawn.

The total fair value of gross debt (excluding leases) as at 30 June 2023 was £6,514m (30 June 2022: £6,730m).

6	Pension schemes

The amount recognised in the statement of financial position in respect of defined benefit pension schemes at the start and end of the period and the movements during the period were as follows:

Year ended
31 December		Six months ended 30 June
2022		2022	2023
£m		£m	£m
(269)	At start of period	(269)	(55)
(19)	Service cost	(10)	(3)
(5)	Net interest on net defined benefit obligation	(2)	–
75	Contributions by employer	14	11
125	Actuarial gains	338	53
2	Exchange translation differences	(2)	–
36	Decrease/(increase) in impact of asset recognition ceiling	38	(11)
(55)	At end of period	107	(5)

The net pension balance comprises:

As at
31 December		As at 30 June
2022		2022	2023
£m		£m	£m
3,706	Fair value of scheme assets	4,418	3,606
(3,569)	Defined benefit obligations of funded schemes	(4,095)	(3,418)
137	Net balance of funded schemes	323	188
(183)	Defined benefit obligations of unfunded schemes	(207)	(173)
(9)	Asset ceiling	(9)	(20)
(55)	Overall net pension balance	107	(5)

RELX 2023 I Interim Results  30

Condensed consolidated financial information

6	Pension schemes (continued)

The net pension balance is split between net pension assets and net pension obligations as follows:

As at
31 December		As at 30 June
2022		2022	2023
£m		£m	£m
129	Net pension assets	316	169
(184)	Net pension obligations	(209)	(174)
(55)	Overall net pension balance	107	(5)

A net pension asset has been recognised in relation to the UK and US funded schemes after considering the guidance in IAS 19 – Employee Benefits and IFRIC 14.

7	Taxation

The tax charge was £264m (2022: £238m). The effective tax rate was 23.2% (2022: 23.8%). The 2023 half year charge includes the benefit of tax credits arising from the resolution of certain prior year tax matters.

The tax charge was calculated by multiplying the profit before tax for the interim period by the best estimate of the annual tax rate expected for the full financial year, adjusted for the tax effect of certain discrete items recognised in full in the interim period. Tax rates have been estimated and individually applied to the three largest jurisdictions (UK, US and the Netherlands), which account for the majority of the Group’s total tax charge. A weighted average of tax rates was applied to the remaining jurisdictions. The weighted average statutory tax rate across all jurisdictions was 25.3% (2022: 23.9%).

In the UK, an increase in the corporation tax rate from 19% to 25% came into effect from April 2023. The BEPS Pillar Two Minimum Tax legislation that will come into effect in 2024 is not expected to have a material impact on the Group.

RELX 2023 I Interim Results  31

Condensed consolidated financial information

8	Shareholders’ equity

Year ended
31 December		Six months ended 30 June
2022		2022	2023
Shares in issue net of treasury shares		Shares in issue net of treasury shares	Shares in issue	Treasury shares	Shares in issue net of treasury shares
(millions)		(millions)	(millions)	(millions)	(millions)
	Number of ordinary shares
1,929.4	At start of period	1,929.4	1,934.9	(25.4)	1,909.5
1.9	Issue of ordinary shares	1.0	1.7	–	1.7
(21.7)	Repurchase of ordinary shares	(13.0)	–	(21.8)	(21.8)
(0.1)	Net purchase of shares by the Employee Benefit Trust	(0.1)	–	(0.1)	(0.1)
1,909.5	At end of period	1,917.3	1,936.6	(47.3)	1,889.3

9	Related party transactions

There have been no material related party transactions in the six months ended 30 June 2023.

10	Exchange translation rates

In preparing the condensed consolidated financial information the following exchange rates have been applied:

Year ended					Statement of financial
31 December 2022			Income statement		position
	Statement
Income	of financial		30 June	30 June	30 June	30 June
statement	position		2022	2023	2022	2023
1.17	1.13	Euro to sterling	1.19	1.14	1.16	1.16
1.24	1.21	US dollars to sterling	1.30	1.23	1.22	1.27

RELX 2023 I Interim Results  32

Reconciliation of alternative performance measures

Please see page 13 for further information on alternative performance measures used. Alternative performance measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. The measures may not be directly comparable to similarly reported measures by other companies. A reconciliation of alternative performance measures to relevant GAAP measures is as follows:

Year ended
31 December		Six months ended 30 June
2022		2022	2023
£m		£m	£m
2,323	Operating profit	1,081	1,308
	Adjustments:
296	Amortisation of acquired intangible assets including joint ventures' share	143	143
62	Acquisition-related items	14	28
4	Reclassification of tax in joint ventures	1	7
(2)	Reclassification of net finance income in joint ventures	–	–
2,683	Adjusted operating profit	1,239	1,486
2,113	Profit before tax	998	1,137
	Adjustments:
296	Amortisation of acquired intangible assets including joint ventures' share	143	143
62	Acquisition-related items	14	28
4	Reclassification of tax in joint ventures	1	7
5	Net interest on net defined benefit pension obligation	2	–
9	Disposals and other non-operating items	5	35
2,489	Adjusted profit before tax	1,163	1,350
(481)	Tax charge	(238)	(264)
	Adjustments:
30	Deferred tax movements on goodwill and acquired intangible assets*	13	16
(64)	Other deferred tax credits from intangible assets**	(25)	(28)
(13)	Tax on acquisition-related items	(6)	(6)
(4)	Reclassification of tax in joint ventures	(1)	(7)
(1)	Tax on net interest on net defined benefit pension obligation	(1)	–
3	Tax on disposals and other non-operating items	3	5
(530)	Adjusted tax charge	(255)	(284)
1,634	Net profit attributable to RELX PLC shareholders	761	874
	Adjustments (post-tax):
326	Amortisation of acquired intangible assets including joint ventures' share	156	159
(64)	Other deferred tax credits from intangible assets**	(25)	(28)
49	Acquisition-related items	8	22
4	Net interest on net defined benefit pension obligation	1	–
12	Disposals and other non-operating items	8	40
1,961	Adjusted net profit attributable to RELX PLC shareholders	909	1,067
3,061	Cash generated from operations	1,466	1,626
	Adjustments:
33	Dividends received from joint ventures	7	13
(36)	Purchases of property, plant and equipment	(13)	(13)
–	Proceeds from disposals of property, plant and equipment	1	–
(400)	Expenditure on internally developed intangible assets	(179)	(214)
54	Payments in relation to acquisition-related items	25	28
50	Pension recovery payment	–	–
(79)	Repayment of lease principal	(39)	(37)
1	Sublease payments received	–	1
25	Exceptional costs in Exhibitions	12	4
2,709	Adjusted cash flow	1,280	1,408

* The adjusted tax charge excludes the movements in deferred tax assets and liabilities related to goodwill and acquired intangible assets, but includes the benefit of tax amortisation where available on acquired goodwill and intangible assets.

**Movements on deferred tax liabilities arising on acquired intangible assets that do not qualify for tax amortisation.

RELX 2023 I Interim Results  33

Summary financial information in euros

The Group’s condensed consolidated financial information is presented in sterling. This summary financial information in euros is a simple translation of the condensed consolidated financial information into euros at the rates of exchange set out in note 10 to the condensed consolidated financial information.

Condensed consolidated income statement

Year ended
31 December		Six months ended 30 June
2022		2022	2023
€m		€m	€m
10,007	Revenue	4,723	5,129
2,718	Operating profit	1,286	1,491
2,472	Profit before tax	1,188	1,296
1,912	Net profit attributable to shareholders	906	996
3,139	Adjusted operating profit	1,474	1,694
2,912	Adjusted profit before tax	1,384	1,539
2,294	Adjusted net profit attributable to shareholders	1,082	1,216
€	Basic earnings per share	€	€
€ 0.997	RELX PLC	€0.471	€0.524
€ 1.196	Adjusted earnings per share	€0.562	€0.641

Condensed consolidated statement of cash flows

Year ended
31 December		Six months ended 30 June
2022		2022	2023
€m		€m	€m
2,809	Net cash from operating activities	1,323	1,343
(1,005)	Net cash used in investing activities	(640)	(374)
(1,561)	Net cash used in financing activities	(703)	(1,229)
243	(Decrease)/increase in cash and cash equivalents	(20)	(260)
3,170	Adjusted cash flow	1,523	1,605

Condensed consolidated statement of financial position

As at
31 December		As at 30 June
2022		2022	2023
€m		€m	€m
14,419	Non-current assets	14,954	14,122
3,468	Current assets	2,769	2,822
–	Assets held for sale	–	63
17,887	Total assets	17,723	17,007
5,861	Current liabilities	5,408	6,048
7,783	Non-current liabilities	8,092	7,168
–	Liabilities associated with assets held for sale	–	23
13,644	Total liabilities	13,500	13,239
4,243	Net assets	4,223	3,768

RELX 2023 I Interim Results  34

Summary financial information in US dollars

The Group’s condensed consolidated financial information is presented in sterling. This summary financial information in US dollars is a simple translation of the condensed consolidated financial information into US dollars at the rates of exchange set out in note 10 to the condensed consolidated financial information. It does not represent a restatement under US Generally Accepted Accounting Principles, which would be different in some significant respects.

Condensed consolidated income statement

Year ended
31 December		Six months ended 30 June
2022		2022	2023
US$m		US$m	US$m
10,606	Revenue	5,160	5,534
2,881	Operating profit	1,405	1,609
2,620	Profit before tax	1,297	1,399
2,026	Net profit attributable to shareholders	989	1,075
3,327	Adjusted operating profit	1,611	1,828
3,086	Adjusted profit before tax	1,512	1,661
2,432	Adjusted net profit attributable to shareholders	1,182	1,312
$	Basic earnings per share	US$	US$
$1.056	RELX PLC	$0.514	$0.566
$1.268	Adjusted earnings per share	$0.614	$0.691

Condensed consolidated statement of cash flows

Year ended
31 December		Six months ended 30 June
2022		2022	2023
US$m		US$m	US$m
2,977	Net cash from operating activities	1,445	1,449
(1,065)	Net cash used in investing activities	(699)	(403)
(1,654)	Net cash used in financing activities	(768)	(1,326)
258	(Decrease)/increase in cash and cash equivalents	(22)	(280)
3,359	Adjusted cash flow	1,664	1,732

Condensed consolidated statement of financial position

As at
31 December		As at 30 June
2022		2022	2023
US$m		US$m	US$m
15,440	Non-current assets	15,727	15,461
3,713	Current assets	2,912	3,090
–	Assets held for sale	–	69
19,153	Total assets	18,639	18,620
6,276	Current liabilities	5,688	6,622
8,334	Non-current liabilities	8,511	7,847
–	Liabilities associated with assets held for sale	–	25
14,610	Total liabilities	14,199	14,494
4,543	Net assets	4,440	4,126

RELX 2023 I Interim Results  35

Independent review report to RELX PLC

Conclusion

We have been engaged by RELX PLC (“the Group”) to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2023 which comprises the condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated statement of cash flows, condensed consolidated statement of financial position, condensed consolidated statement of changes in equity and the related explanatory notes 1 to 10. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2023 is not prepared, in all material respects, in accordance with UK adopted International Accounting Standard 34 and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Basis for Conclusion

We conducted our review in accordance with International Standard on Review Engagements 2410 (UK) "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" (ISRE) issued by the Financial Reporting Council. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

As disclosed in note 1, the annual financial statements of the group are prepared in accordance with UK adopted international accounting standards. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with UK adopted International Accounting Standard 34, “Interim Financial Reporting”.

Conclusions Relating to Going Concern

Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis of Conclusion section of this report, nothing has come to our attention to suggest that management have inappropriately adopted the going concern basis of accounting or that management have identified material uncertainties relating to going concern that are not appropriately disclosed.

This conclusion is based on the review procedures performed in accordance with this ISRE, however future events or conditions may cause the entity to cease to continue as a going concern.

Responsibilities of the directors

The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority.

In preparing the half-yearly financial report, the directors are responsible for assessing the company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the company or to cease operations, or have no realistic alternative but to do so.

RELX 2023 I Interim Results  36

Independent review report to RELX PLC

Auditor’s Responsibilities for the review of the financial information

In reviewing the half-yearly report, we are responsible for expressing to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report. Our conclusion, including our Conclusions Relating to Going Concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for Conclusion paragraph of this report.

Use of our report

This report is made solely to the company in accordance with guidance contained in International Standard on Review Engagements 2410 (UK) "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Financial Reporting Council. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Ernst & Young LLP

London

26 July 2023

RELX 2023 I Interim Results  37

Directors’ responsibility statement

The directors confirm that to the best of their knowledge the condensed consolidated financial information, which has been prepared in accordance with UK adopted International Accounting Standard 34 and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority, gives a true and fair view of the assets, liabilities, financial position and profit of RELX, and that the interim management report herein includes a fair review of the information required by the United Kingdom Disclosure and Transparency Rules 4.2.7R and 4.2.8R.

At the date of this statement, the directors of RELX PLC are those listed on the RELX website www.relx.com.

By order of the Board of RELX PLC

26 July 2023

N L Luff

Chief Financial Officer

RELX 2023 I Interim Results  38

Investor information

Notes for Editors

About RELX

RELX is a global provider of information-based analytics and decision tools for professional and business customers. RELX serves customers in more than 180 countries and has offices in about 40 countries. It employs more than 35,000 people over 40% of whom are in North America.

The shares of RELX PLC, the parent company, are traded on the London, Amsterdam and New York stock exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX. The market capitalisation is approximately £48bn/€56bn/$62bn.

RELX PLC

1-3 Strand

London WC2N 5JR

United Kingdom

RELX 2023 I Interim Results  39

Investor information

Financial calendar

27 July 2023	Interim results announcement for the six months to 30 June 2023
3 August 2023	Ex-dividend date – 2023 interim dividend
4 August 2023	Record date – 2023 interim dividend
21 August 2023	Dividend currency and DRIP election deadline
24 August 2023	Interim dividend euro equivalent announcement date
7 September 2023	Payment date – ORD 2023 interim dividend
12 September 2023	Payment date – ADR 2023 interim dividend
19 October 2023	Trading update issued in relation to the nine months to 30 September 2023

Further information on key dates, including dividend payment dates, can be found at relx.com/investors/financial-calendar

Listings

RELX PLC

London Stock Exchange

Ordinary shares (REL) – ISIN No. GB00B2B0DG97

Euronext Amsterdam

Ordinary shares (REN) – ISIN No. GB00B2B0DG97

New York Stock Exchange

American Depositary Shares (RELX) – CUSIP No. 759530108

Each ADR represents one ordinary share

RELX 2023 I Interim Results  40

Investor information

RELX PLC
1-3 Strand
London WC2N 5JR
United Kingdom
Tel: +44 (0)20 7166 5500
Fax: +44 (0)20 7166 5799

Auditors
Ernst & Young LLP
1 More London Place
London SE1 2AF
United Kingdom

Registrar	RELX PLC ADR Depositary
Equiniti Limited	Citibank Shareholder Services
Aspect House	PO Box 43077
Spencer Road	Providence, Rhode Island 02940-3077
Lancing	USA
West Sussex	www.citi.com/dr
BN99 6DA	email: citibank@shareholders-online.com
United Kingdom	Tel: +1 877 248 4327 (toll free)
www.shareview.co.uk	Tel: +1 781 575 4555 (outside US)
Tel: 0371 384 2960
Tel: +44 121 415 7047 (callers outside the UK)

For further investor information visit:

www.relx.com
This announcement is available on the RELX website. Copies are available to the public from the registered office shown above.